EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES SPECIAL SHAREHOLDER MEETING AND EXTENSION OF TENDER OFFER

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Eligible shareholders will be entitled $0.05 per ordinary share per month

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Tender offer expiration extended to 5:00 p.m. EDT on November 15, 2012

Melbourne, Australia, November 5, 2012 – Australia Acquisition Corp. ("AAC" or the "Company"; OTCQB: AACPF; AACOW; AACOU) announced today that shareholders are being asked to approve the extension of AAC's termination date to February 15, 2013 and that shareholders who vote to approve such extension will be eligible to receive a cash payment, as described below. The Company also announced that its previously announced tender offer has been extended, as described below.

Extension of Termination Date

A special meeting of shareholders will be held on November 14, 2012 to consider an amendment to the Company's articles of association and related documents (the "Extension Related Amendments"). Shareholders will be asked to approve the extension of AAC's termination date to February 15, 2013 to ensure that AAC has sufficient time to close its previously announced transaction with Harbinger Capital Partners.

"In light of the timing and process of SEC staff review of the Schedule TO, including the Offer to Purchase, we believe that putting such an additional extension in place is a prudent and necessary step. We continue to be excited about this opportunity and remain in close contact with Harbinger towards closing this transaction as soon as practicable. While this process has taken longer than either of us originally anticipated, we are committed to moving the transaction forward and remain confident we will succeed," said Peter Ziegler, Chairman and Chief Executive Officer of the Company. "The additional cash payment is being offered to compensate shareholders for the additional period beyond November 15, 2012 during which they will hold AAC shares in light of the extension and prior to the completion of the proposed transaction."

If the Extension Related Amendments are approved by the Company's shareholders, each eligible shareholder that votes to approve the Extension Related Amendments will be entitled to a cash payment (the "Cash Payment") of US$0.05 per Ordinary Share per month, commencing November 15, 2012, until the earlier of (i) consummation of the Business Transaction (as defined in the Company's amended Articles of Association) and (ii) January 15, 2013. The Extension Related Amendments will be approved only if at least sixty-six and two-thirds percent (66 2/3%) of the Company's outstanding Ordinary Shares vote in favor of, or "FOR", the Extension Relation Amendments. Any shareholder voting against, abstaining or not voting on the Extension Related Amendments will waive all rights to the Cash Payment. If the Extension Related Amendments are approved, any shareholder voting against, abstaining or not voting on the Extension Related Amendments will not have the right to elect to have their Ordinary Shares redeemed by the Company in connection with the special meeting.

the Extension Related Amendments will not have the right to elect to have their Ordinary Shares redeemed by the Company in connection with the special meeting.

Certain parties associated with the Company have agreed to provide prior to November 15, 2012 the funds necessary to make the Cash Payment. The funds necessary to make the Cash Payment will not come from the Company's trust account and will be payable separate and apart from, and in addition to, any funds payable from the Company's trust account.

Only shareholders who vote in favor of, or "FOR," the Extension Related Amendments will be eligible to receive the Cash Payment, subject to the terms and conditions described above. If the Extension Related Amendments are approved, holders of Ordinary Shares will remain eligible to have their shares redeemed (i) in the Company's tender offer for Ordinary Shares issued in its initial public offering related to the Company's proposed Business Transaction and (ii) if a Business Transaction has not been consummated by February 15, 2013 and the Company is thereafter liquidated and dissolved in accordance with its amended Articles of Association.

Any shareholder who has already submitted a proxy card may still change their vote using their voting control number until 11:59 p.m. Eastern Standard Time on Monday, November 12, 2012. The special meeting will be held at Level 9 Podium, 530 Collins Street, Melbourne VIC 3000 Australia at 8 a.m. Australia Eastern Standard Time on November 14, 2012.

Extension of Tender Offer

The Company also announced that its previously announced tender offer, as amended (the "Tender Offer"), has been extended until 5:00 p.m. EDT on November 15, 2012. The Tender Offer was previously scheduled to expire at 5:00 p.m. EDT, on November 2, 2012. The extension is being made for the purpose of providing the Company additional time to respond to comments received by the Securities and Exchange Commission (the "SEC"). Except for such extension, all of the terms and conditions set forth in the Tender Offer materials remain unchanged.

Shareholders who support the Company's proposed transaction with Harbinger Capital Partners should not tender their ordinary shares in the Tender Offer, and if they have previously done so, should withdraw such tendered shares prior to 5:00 p.m. EDT on November 15, 2012. Shareholders who have previously tendered their Ordinary Shares do not need to take any other actions unless they desire to withdraw their Ordinary Shares, which they may do in accordance with the procedures described in the Amended and Restated Offer to Purchase and Amended and Restated Letter of Transmittal (in each case, as amended, and collectively, the "Tender Offer Documents").

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The depositary for the Tender Offer has advised the Company that as of 5:00 p.m., New York City time, on November 2, 2012, the expiration date of the Tender Offer, 6,136,486 Ordinary Shares had been tendered into and not withdrawn from the Tender Offer. The Company's purchase of Ordinary Shares validly tendered and not properly withdrawn at the expiration date of the Tender Offer is conditioned upon, among other things, no more than 5,887,999 Common Shares being validly tendered and not properly withdrawn prior to the expiration date. Because more than 5,887,999 Ordinary Shares were tendered and not withdrawn prior to the expiration date, if the Company had not extended the Tender Offer's expiration date, the Tender Offer would have expired without the purchase of any Ordinary Shares. The resolution of the SEC's comments has not yet been completed, and the Company will need to revise the Tender Offer Documents to reflect outstanding or future SEC comments. The revised Tender Offer Documents will be provided to holders of the Company's Ordinary Shares, who should carefully review the revised Tender Offer Documents upon receipt. The Company's believes that its inability to deliver final Tender Offer Documents to shareholders and provide reasonable certainty as to a time for completion of this transaction has limited the Company's ability to communicate effectively with its investors regarding such transaction. Accordingly, the Company does not believe that the current number of Ordinary Shares tendered is necessarily an accurate indication as to the final number of Ordinary Shares that ultimately will be tendered and not withdrawn.

The agreement relating to the transaction was executed on July 11, 2012. Due to the passage of time, the Company will need to seek certain changes to the terms of the agreement. The Company will need to revise the Tender Offer Documents to describe such changes and accommodate outstanding or future SEC comments. The revised Tender Offer Documents will be provided to holders of the Company's Ordinary Shares, who should carefully review the revised Tender Offer Documents upon receipt.

Morrow & Co., LLC is acting as the information agent for the Tender Offer, and the depositary is Continental Stock Transfer & Trust Company. Shareholders are urged to review the Tender Offer Documents, which will be available at www.sec.gov and which will be redistributed to holders of record and brokers who hold for Shareholders promptly, along with related documents. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

NO ASSURANCES

There can be no assurances that the proposed transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits will be realized. The references herein to the proposed transaction are qualified in their entirety by reference to the definitive agreements relating to the transaction, copies of which were filed by the Company with the SEC on July 11, 2012 as exhibits to the Company's Report on Form 6-K.

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IMPORTANT INFORMATION ABOUT THE TENDER OFFER

Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No public offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption therefrom. The solicitation and the offer to buy AAC's Ordinary Shares will only be made pursuant to the Tender Offer Documents.

The Tender Offer Documents contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials have been provided free of charge to all holders of AAC's Ordinary Shares. In addition, all of these materials (and all other materials filed by AAC with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia. Security holders of AAC are urged to read the Tender Offer Documents and the other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the Tender Offer with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in AAC's Annual Report on Form 20-F for the fiscal year ended June 30, 2012 which was filed with the SEC, and are also contained in the Schedule TO, Amended and Restated Offer to Purchase dated September 11, 2012 and other related documents, and other documents relating to the previously announced transaction.

Contacts:

Investor Inquiries

KCSA Strategic Communications

Rob Fink / Todd Fromer

212.896.1206 / 212.896.1215

rfink@kcsa.com / tfromer@kcsa.com

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